              June 15, 2005

Ms. Celeste M. Murphy, Esq.,
Securities and Exchange Commission,
100 F. Street N.E.,
Washington, D.C. 20549-0303.

  Re:
  Tenet Healthcare Corporation
  (Schedule TO-I, File No. 005-10567)

Dear Ms. Murphy:

        On behalf of our client, Tenet Healthcare Corporation (the "Company"), set forth below are the Company's responses to your letter dated June 13, 2005 (the "Comment Letter") containing comments of the Staff ("Staff") of the Securities and Exchange Commission ("SEC"), to the Company's Schedule TO-I, filed May 27, 2005 (the "Schedule TO"). For your convenience, we have included the Staff's comments below and have keyed our responses accordingly. In addition, we are enclosing an Amendment No.1 ("Amendment No.1") to the Company's Schedule TO, which was transmitted to the SEC today and filed via the EDGAR system.

        In some of the Company's responses, it has agreed to change or supplement the disclosures in the Schedule TO. The Company is doing that in the spirit of cooperation with the Staff, and not because it believes its prior filing is materially deficient or inaccurate. Accordingly, any amendment to the Schedule TO to implement these changes should not be taken as an admission that prior disclosures were in any way deficient.

        The Company has asked us to advise the Staff that:

    1.
    the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;

    2.
    the Company acknowledges that Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

    3.
    the Company will not assert the SEC's review of the Schedule TO as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Offer to Exchange—Cover Page

  1.
  We note the disclosure on the cover page about how option holders may exchange their options in this offer. The disclosure there indicates that employees may submit the letter of transmittal in paper form only if they are currently on leave of absence or "cannot otherwise access the eTenet Election Form." In the response letter that accompanies your amended filing, discuss why you believe that requiring option holders to use an electronic method of tendering is acceptable under the circumstances of this offer. That is, discuss whether all option holders have access to your intranet site and know how to use it to reach the hyperlink to submit the letter of transmittal electronically.

  The Company has asked us to inform the Staff that the eTenet intranet site is accessible by all eligible employees at their place of work and on the world wide web and is used by the Company and its employees for a wide variety of purposes, including accessing various forms and documents, participating in education and training courses and accessing current information on, enrolling in and making changes to employee benefits. The Company feels that enabling eligible employees to tender through the eTenet intranet site will facilitate the ability of employees to accept and withdraw their securities from the offer.

  The Company has informed us that its goal in constructing the offer to exchange was to make the ability to elect as simple as possible to understand and execute for those eligible participants who have made the decision to tender or withdraw their securities. To that end, it constructed the eTenet Election Tool. The Company has informed us that as of June 14, 2005, with 12 business days remaining in the offer period, 302 of 485 eligible participants have accessed the eTenet Election Tool on the intranet site.

  The Company expects that accessing the eTenet Election Tool will be the most intuitive and easily available method for nearly all eligible employees to make elections; however, the Company has taken steps to help eligible employees to understand and use the Election Tool. These include listing a help line phone number and including a dedicated email address repeatedly throughout the offering materials to help advise eligible employees who have questions in respect of the offer mechanics, or who need additional copies of any materials. In addition, the Company has sent and intends to continue to send reminder emails to all eligible participants of the expiration date of the tender offer and the available means to tender. These reminder emails, a form of which was filed as an exhibit to the Schedule TO, also list the help line and dedicated email address.

  Employees have been informed that they may exchange their eligible options by requesting a paper copy of the Letter of Transmittal. The Company has informed us that it expects the number of employees who may be unable to access the intranet to be limited to those employees who are currently on leaves of absence. Although they may be able to access the secure intranet site on the world wide web in order to make their elections, all eligible employees who are currently on leave of absence and are therefore unable to access their workstations have been sent a paper copy of the Letter of Transmittal.

  The offer mechanics are in large part modeled after other companies which in the context of an employee offer provide for elections using the employee intranet as a tool, at least one of which has been subject to extensive SEC review and comment.

Withdrawal of Tenders, page 11

  2.
  Refer to the discussion of option holders' withdrawal rights in the second paragraph of this section. The disclosure is confusing because the three sentences that make up the paragraph have not been reconciled. The first sentence states that tendering security holders may withdraw tendered options until June 30, 2005. The second sentence states that withdrawal rights will be provided through any extension offer period. The third sentence indicates that unless accepted before June 30, 2005, tendered options may be withdrawn at any time. It is not clear how you could accept tendered options before the scheduled expiration date of this offer. Please revise to clarify the withdrawal rights you provide in this offer.

  In response to the Staff's comment, the Company has revised the above-referenced paragraph on page 11 by deleting the third sentence.

Conditions of the Offer, page 12

  3.
  In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You may decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

  The Company has asked us to advise you that it has in response to the specific comments below narrowed the conditions to the offer and, further, that the Company understands and acknowledges the Staff's comment and will provide prompt written notice to option holders that a condition has occurred which the Company believes has a reasonable probability of affecting the offer.

  4.
  All offer conditions, other than those related to governmental or regulatory approvals necessary for consummation of the offer, must be satisfied or waived on or before the expiration date of the offer. We note that the second sentence of the last paragraph of this section appears to be consistent with our position. The disclosure in the first paragraph of this section, however, indicates that your offer conditions extend through the date of acceptance of tendered options, which is not the same as expiration and may in fact occur several days later. Please revise.

  In response to the Staff's comment, the Company has revised the initial paragraph of the section to specify that the conditions to the offer extend through the expiration date of the offer.

  5.
  The last offer condition in the last bullet point is extremely broad and vaguely drafted. It allows you to terminate the offer if any change (whether positive or negative) occurs that is or may be material to you or your subsidiaries. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this paragraph. Consider summarizing what you deem to be "material" to you or your subsidiaries.

  In response to the Staff's comment, the Company has revised the bullet point in accordance with the Staff's suggested language to provide that only changes that have or may have a material adverse effect on the Company and its subsidiaries, taken as a whole, would constitute a trigger event under the offer conditions.

  6.
  We refer to the second sentence of the last paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The language "regardless of the circumstances giving rise to them (including any action or inaction by us)" indicates that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. In our view, this renders the offer illusory. Please revise.

  In response to the Staff's comment, the Company has revised the bullet to delete the referenced clause.

  7.
  As indicated by our comments above, we are concerned that numerous offer conditions are very broadly and subjectively drafted, making it very difficult for an option holder to determine when an event has occurred that would allow you to terminate the offer. Please be advised that if you believe that a given event "triggers" one of the listed offer conditions, you must immediately advise security holders how you intend to proceed with respect to the offer. That is, you may not wait until the scheduled expiration date of the offer to terminate it because of an event that occurred on day two of the offer period. Please confirm your understanding in your response letter.

  The Company has asked us to inform you that it acknowledges and confirms the Staff's comment, and will act accordingly.

Information about Tenet Healthcare Corporation, page 17
Certain Financial Information, page 18

  8.
  We note that you reference documents referred to in Section 16 as "incorporated by reference", but it appears that in fact you have not incorporated by reference any documents or audited financial statements for the two fiscal years required to be filed with the company's most recent annual report as required by Item 1010(a) of Regulation M-A. Revise your disclosure to include an express statement that the financial statements for the two fiscal years required to be filed with the Company's most recent annual report are incorporated by reference and clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Instruction 3 to Item 10 of Schedule TO.

  In response to the Staff's comment, the Company has incorporated by reference into Section 9 of the Offer to Exchange document, with appropriate references to specific pages and section numbers, the financial statements and notes included in its Annual Report on Form 10-K, for its fiscal year ended December 31, 2004 (the "Annual Report"), and its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005 (the "Quarterly Report"). The Company asks the Staff to note that in the original Schedule TO, in accordance with Regulation M-A, the Company incorporated by reference the financial statements and notes included in Item 8 of its Annual Report and Item 1 of its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005 (the "Quarterly Report") into Item 10 of the Schedule TO, and incorporated the entirety of the Annual Report and Quarterly Report into the Schedule TO in the exhibit index.

  9.
  Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H. of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). It appears that your summary information does not include ratio of earnings to fixed charges and the book value per share as required by Items 1010(c)(4) and 1010(c)(5), respectively. Please revise to include the complete summarized financial information in the prospectus filed in connection with this exchange offer.

  In response to the Staff's comment, the Company has revised the summarized financial information accordingly.

Additional Information, page 22

  10.
  Please note that the only SEC public reference room is located in Washington, D.C. Please delete your references to New York and Chicago.

  In response to the Staff's comment, the Company has revised the disclosure accordingly.

Forward-Looking Statements, page 23

  11.
  The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.

  In response to the Staff's comment, the Company has revised the Schedule TO to eliminate the reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

  The Company however has chosen to leave in the cautionary language with respect to forward-looking statements as it feels this is valuable cautionary disclosure to security holders.

  12.
  We reference your statement that you disclaim all responsibility to publicly update any information contained in a forward-looking statement. This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

  The Company has advised us that it does not intend to modify its obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders under the Williams Act or any other federal securities laws. The Company has revised the disclosure to state that it disclaims responsibility to publicly update any information contained in forward-looking statements included or incorporated by reference into the Offer to Exchange document except as otherwise required by applicable federal securities laws.

*****

        If the Staff should have any questions concerning the foregoing or the Schedule TO, please do not hesitate to call me or Jonas Svedlund at (310) 712-6600.

                      Very truly yours,

                      /s/ Alison R. Ressler

                      Alison R. Ressler

(Enclosure)

cc:
E. Peter Urbanowicz
Robert S. Shapard
Caitlin Larsen
James Oehler
(Tenet Healthcare Corporation)

  Jonas Svedlund
  (Sullivan & Cromwell LLP)